Exhibit 99.1

Sea Limited Reports Third Quarter 2025 Results

Singapore, November 11, 2025 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the third quarter ended September 30, 2025.

“After a very strong first half of the year, our momentum has continued into the third quarter. Our focus remains the same: continuing to deliver high and profitable growth across all three of our businesses. With e-commerce and digital finance penetration in our markets still low but increasing, strong growth lays the best foundation to maximize our long-term profitability,” said Forrest Li, Sea’s Chairman and Chief Executive Officer.

On e-commerce, he said, “Shopee delivered another record-setting quarter, achieving new highs in quarterly GMV, gross order volume, and revenue. We also improved our year-on-year profitability across Asia and Brazil. Our monetization gains, strong growth momentum, and healthy balance sheet have positioned us well to capture even more growth opportunities. With our strong performance year to date, we now expect Shopee’s full-year 2025 GMV growth to be more than 25%.”

On digital financial services, Mr. Li said, “Monee has delivered another very strong quarter, driven by both user growth and product expansion across multiple markets. Our portfolio quality and our unit economics have remained healthy. We are extending SPayLater’s reach beyond e-commerce and embedding it into users’ everyday financial use cases, building a pathway for strong off-Shopee growth for many years to come.”

On digital entertainment, Mr. Li said, “Garena has delivered another stellar quarter. Bookings were up 51% year-on-year, making it our best quarter since 2021. Free Fire anchored this strong performance with two high-impact campaigns: Squid Game and NARUTO SHIPPUDEN Chapter 2. With this very strong quarter, Garena remains on track to achieve more than 30% year-on-year growth in bookings for 2025.”

Third Quarter 2025 Highlights

◾	Group

○	Total GAAP revenue was US$6.0 billion, up 38.3% year-on-year.
○	Total gross profit was US$2.6 billion, up 39.7% year-on-year.
○	Total net income was US$375.0 million, as compared to total net income of US$153.3 million for the third quarter of 2024.
○	Total adjusted EBITDA[1] was US$874.3 million, as compared to US$521.3 million for the third quarter of 2024.

◾	E-commerce

○	Gross orders totaled 3.6 billion for the quarter, increasing by 28.4% year-on-year.
○	GMV was US$32.2 billion for the quarter, increasing by 28.4% year-on-year.
○	GAAP revenue was US$4.3 billion, up 34.9% year-on-year.
○	GAAP revenue included US$3.8 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 36.6% year-on-year.

●	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 52.8% year-on-year to US$3.1 billion.
●

Value-added services revenue, mainly consisting of revenues related to logistics services, was down 5.7% year-on-year to US$723.6 million as a result of higher revenue net-off against shipping subsidies.

○	Adjusted EBITDA[1] was US$186.1 million, as compared to adjusted EBITDA[1] of US$34.4 million for the third quarter of 2024.

◾	Digital Financial Services

○	GAAP revenue was US$989.9 million, up 60.8% year-on-year.
○	Adjusted EBITDA[1] was US$258.3 million, up 37.5% year-on-year.
○

Digital financial services revenue and operating income are primarily attributed to the consumer and SME credit business. As of September 30, 2025, consumer and SME loans principal outstanding was US$7.9 billion, up 69.8% year-on-year. This consists of US$6.9 billion on-book and US$0.9 billion off-book loans principal outstanding[2].

○

Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[2], was 1.1%, relatively stable quarter-on-quarter.

◾	Digital Entertainment

○	Bookings[3] were US$840.7 million, up 51.1% year-on-year.
○	GAAP revenue was US$653.0 million, up 31.2% year-on-year.
○	Adjusted EBITDA[1] was US$465.9 million, up 48.2% year-on-year.
○	Adjusted EBITDA represented 55.4% of bookings for the third quarter of 2025, as compared to 56.5% for the third quarter of 2024.
○	Quarterly active users were 670.8 million, up 6.7% year-on-year.
○	Quarterly paying users were 65.9 million, up 31.2% year-on-year. Paying user ratio was 9.8%, as compared to 8.0% for the third quarter of 2024.
○	Average bookings per user were US$1.25, as compared to US$0.89 for the third quarter of 2024.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

3 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended September 30,
	2024	2025	YOY%
	$	$
Revenue
Service revenue	3,910,209	5,468,374	39.8%
Sales of goods	418,024	517,650	23.8%

	4,328,233	5,986,024	38.3%
Cost of revenue
Cost of service	(2,083,331)	(2,894,778)	38.9%
Cost of goods sold	(383,841)	(491,892)	28.1%

	(2,467,172)	(3,386,670)	37.3%

Gross profit	1,861,061	2,599,354	39.7%

Other operating income	40,647	27,018	(33.5%)
Sales and marketing expenses	(878,557)	(1,150,299)	30.9%
General and administrative expenses	(306,755)	(340,027)	10.8%
Provision for credit losses	(211,991)	(373,825)	76.3%
Research and development expenses	(301,990)	(286,275)	(5.2%)

Total operating expenses	(1,658,646)	(2,123,408)	28.0%

Operating income	202,415	475,946	135.1%
Non-operating income, net	49,536	61,170	23.5%
Income tax expense	(92,598)	(161,096)	74.0%
Share of results of equity investees	(6,029)	(1,032)	(82.9%)

Net income	153,324	374,988	144.6%

Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	0.26	0.63	142.3%
Diluted	0.24	0.59	145.8%
Change in deferred revenue of Digital Entertainment	58,670	187,619	219.8%
Adjusted EBITDA for Digital Entertainment (1)	314,428	465,944	48.2%
Adjusted EBITDA for E-commerce (1)	34,446	186,055	440.1%
Adjusted EBITDA for Digital Financial Services (1)	187,927	258,312	37.5%
Adjusted EBITDA for Other Services (1)	(8,555)	(25,119)	193.6%
Unallocated expenses (2)	(6,909)	(10,938)	58.3%

Total adjusted EBITDA (1)	521,337	874,254	67.7%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended September 30, 2025 Compared to Three Months Ended September 30, 2024

Revenue

Our total GAAP revenue increased by 38.3% to US$6.0 billion in the third quarter of 2025 from US$4.3 billion in the third quarter of 2024. The table below sets forth our revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2024	2025	YOY%

	$	$
Service revenue
E-commerce	2,767,163	3,778,680	36.6%
Digital Financial Services	615,711	989,861	60.8%
Digital Entertainment	497,847	653,033	31.2%
Other Services(1)	29,488	46,800	58.7%
Sales of goods	418,024	517,650	23.8%

Total revenue	4,328,233	5,986,024	38.3%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

E-commerce: Our e-commerce service GAAP revenue increased by 36.6% to US$3.8 billion in the third quarter of 2025 from US$2.8 billion in the third quarter of 2024, primarily driven by the growth of GMV.

●

Digital Financial Services: Our digital financial services GAAP revenue increased by 60.8% to US$989.9 million in the third quarter of 2025 from US$615.7 million in the third quarter of 2024, primarily driven by the growth of our credit business as our lending activities increased.

●

Digital Entertainment: Our digital entertainment GAAP revenue increased by 31.2% to US$653.0 million in the third quarter of 2025 from US$497.8 million in the third quarter of 2024. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

●	Sales of goods: GAAP revenue increased by 23.8% to US$517.7 million in the third quarter of 2025 from US$418.0 million in the third quarter of 2024.

Cost of Revenue

Our total cost of revenue was US$3.4 billion in the third quarter of 2025, as compared to US$2.5 billion in the third quarter of 2024. The table below sets forth our cost of revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2024	2025	YOY%

	$	$
Cost of service
E-commerce	1,826,495	2,535,135	38.8%
Digital Financial Services	91,426	125,669	37.5%
Digital Entertainment	156,043	224,225	43.7%
Other Services(1)	9,367	9,749	4.1%
Cost of goods sold	383,841	491,892	28.1%

Total cost of revenue	2,467,172	3,386,670	37.3%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

E-commerce: Cost of revenue was US$2.5 billion in the third quarter of 2025, as compared to US$1.8 billion in the third quarter of 2024, primarily driven by an increase in logistics costs as orders volume grew.

●

Digital Financial Services: Cost of revenue was US$125.7 million in the third quarter of 2025, as compared to US$91.4 million in the third quarter of 2024, primarily driven by server and hosting expenses, and other costs associated with our credit business, which include collection expenses and bank transaction fees.

●

Digital Entertainment: Cost of revenue was US$224.2 million in the third quarter of 2025, as compared to US$156.0 million in the third quarter of 2024, primarily from payment channel costs, which was largely in line with the increase in our digital entertainment revenue, as well as higher royalties associated with the use of third-party intellectual properties.

●	Cost of goods sold: Cost of goods sold increased by 28.1% to US$491.9 million in the third quarter of 2025 from US$383.8 million in the third quarter of 2024.

Other Operating Income

Our other operating income was US$27.0 million and US$40.6 million in the third quarter of 2025 and 2024, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 30.9% to US$1.2 billion in the third quarter of 2025 from US$878.6 million in the third quarter of 2024. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2024	2025	YOY%
	$	$
Sales and Marketing Expenses
E-commerce	763,340	894,670	17.2%
Digital Financial Services	65,632	157,964	140.7%
Digital Entertainment	26,583	51,424	93.4%

General and Administrative Expenses

Our general and administrative expenses increased by 10.8% to US$340.0 million in the third quarter of 2025 from US$306.8 million in the third quarter of 2024.

Provision for Credit Losses

Our provision for credit losses increased by 76.3% to US$373.8 million in the third quarter of 2025 from US$212.0 million in the third quarter of 2024.

Research and Development Expenses

Our research and development expenses decreased by 5.2% to US$286.3 million in the third quarter of 2025 from US$302.0 million in the third quarter of 2024.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$61.2 million in the third quarter of 2025, as compared to a net non-operating income of US$49.5 million in the third quarter of 2024. The non-operating income in the third quarter of 2025 was primarily due to interest income of US$81.8 million, offset by interest expense of US$8.9 million and foreign exchange loss of US$8.0 million.

Income Tax Expense

We had a net income tax expense of US$161.1 million and US$92.6 million in the third quarter of 2025 and 2024, respectively.

Net Income or Loss

As a result of the foregoing, we had net income of US$375.0 million in the third quarter of 2025, as compared to net income of US$153.3 million in the third quarter of 2024.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.63 in the third quarter of 2025, compared to basic earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.26 in the third quarter of 2024.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.59 in the third quarter of 2025, compared to diluted earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.24 in the third quarter of 2024.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on November 11, 2025 8:30 PM Singapore / Hong Kong Time on November 11, 2025

Webcast link:	https://events.q4inc.com/attendee/618885525

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital financial services, known as Garena, Shopee and Monee, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan and has a significant presence in Latin America. Monee is a leading digital financial services provider in Southeast Asia and is growing its presence in Brazil.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

●

“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended September 30, 2025
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	110,117	248,177	309,811	(27,039)	(165,120)	475,946
Net effect of changes in deferred revenue and its related cost	-	-	151,915	-	-	151,915
Depreciation and Amortization	75,938	10,135	4,218	1,920	-	92,211
Share-based compensation	-	-	-	-	154,182	154,182

Adjusted EBITDA	186,055	258,312	465,944	(25,119)	(10,938)	874,254

	For the Three Months ended September 30, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(36,818)	173,942	262,402	(11,001)	(186,110)	202,415
Net effect of changes in deferred revenue and its related cost	-	-	46,712	-	-	46,712
Depreciation and Amortization	71,264	13,985	5,314	2,446	-	93,009
Share-based compensation	-	-	-	-	179,201	179,201

Adjusted EBITDA	34,446	187,927	314,428	(8,555)	(6,909)	521,337

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Nine Months ended September 30,
	2024	2025
	$	$
Revenue
Service revenue	10,782,624	14,701,824
Sales of goods	1,086,806	1,384,777

Total revenue	11,869,430	16,086,601

Cost of revenue
Cost of service	(5,858,678)	(7,543,556)
Cost of goods sold	(1,011,124)	(1,297,688)

Total cost of revenue	(6,869,802)	(8,841,244)

Gross profit	4,999,628	7,245,357

Operating income (expenses)
Other operating income	127,187	93,822
Sales and marketing expenses	(2,422,960)	(3,089,493)
General and administrative expenses	(901,447)	(970,558)
Provision for credit losses	(541,173)	(979,498)
Research and development expenses	(904,834)	(879,561)

Total operating expenses	(4,643,227)	(5,825,288)

Operating income	356,401	1,420,069
Interest income	271,847	260,872
Interest expense	(29,060)	(26,951)
Investment loss, net	(189,543)	(6,527)
Net gain on debt extinguishment	34,415	17,289
Foreign exchange gain/(loss)	750	(11,006)

Income before income tax and share of results of equity investees	444,810	1,653,746
Income tax expense	(231,970)	(441,467)
Share of results of equity investees	(2,605)	(12,262)

Net income	210,235	1,200,017
Net income attributable to non-controlling interests	(3,222)	(18,967)

Net income attributable to Sea Limited’s ordinary shareholders	207,013	1,181,050

Earnings per share:
Basic	0.36	1.99
Diluted	0.34	1.89

Weighted average shares used in earnings per share computation:
Basic	573,260,590	592,592,032
Diluted	602,720,046	638,092,129

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2024	2025
	$	$
ASSETS
Current assets
Cash and cash equivalents	2,405,153	3,067,819
Restricted cash	1,655,171	1,963,218
Accounts receivable, net of allowance for credit losses of $5,089 and $12,244, as of December 31, 2024 and September 30, 2025 respectively	306,657	349,415
Prepaid expenses and other assets	1,661,373	1,832,583
Loans receivable, net of allowance for credit losses of $443,555 and $697,688, as of December 31, 2024 and September 30, 2025 respectively	4,052,215	6,413,832
Inventories, net	143,246	209,285
Short-term investments	6,215,423	6,834,186
Amounts due from related parties	418,430	412,431

Total current assets	16,857,668	21,082,769

Non-current assets
Property and equipment, net	1,097,699	1,189,733
Operating lease right-of-use assets, net	1,054,785	1,328,315
Intangible assets, net	27,310	15,754
Long-term investments	2,694,305	1,827,968
Prepaid expenses and other assets	138,839	214,540
Loans receivable, net of allowance for credit losses of $5,780 and $17,848, as of December 31, 2024 and September 30, 2025 respectively	108,594	345,074
Restricted cash	21,261	35,792
Deferred tax assets	517,383	606,589
Goodwill	107,625	104,768

Total non-current assets	5,767,801	5,668,533

Total assets	22,625,469	26,751,302

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2024	2025
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	350,021	480,395
Accrued expenses and other payables	2,380,371	2,630,808
Deposits payable	2,711,693	3,484,208
Escrow payables and advances from customers	2,498,094	2,775,667
Amounts due to related parties	255,896	253,051
Borrowings	130,615	224,750
Operating lease liabilities	300,274	340,783
Convertible notes	1,147,984	2,336,500
Deferred revenue	1,405,785	1,976,647
Income tax payable	115,419	188,250

Total current liabilities	11,296,152	14,691,059

Non-current liabilities
Accrued expenses and other payables	71,678	92,440
Borrowings	249,474	294,634
Operating lease liabilities	803,502	1,047,097
Deferred revenue	109,895	159,612
Convertible notes	1,478,784	-
Deferred tax liabilities	408	30,551
Unrecognized tax benefits	138,000	132,100

Total non-current liabilities	2,851,741	1,756,434

Total liabilities	14,147,893	16,447,493

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2024	2025
	$	$
Shareholders’ equity
Class A Ordinary shares	272	275
Class B Ordinary shares	23	23
Additional paid-in capital	16,703,192	17,214,773
Accumulated other comprehensive loss	(193,148)	(62,401)
Statutory reserves	17,260	17,260
Accumulated deficit	(8,155,264)	(6,974,214)

Total Sea Limited shareholders’ equity	8,372,335	10,195,716
Non-controlling interests	105,241	108,093

Total shareholders’ equity	8,477,576	10,303,809

Total liabilities and shareholders’ equity	22,625,469	26,751,302

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Nine Months ended September 30,
	2024	2025
	$	$
Net cash generated from operating activities	2,256,438	3,548,113
Net cash used in investing activities	(3,279,780)	(3,255,062)
Net cash generated from financing activities	984,283	617,560
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	61,654	74,633
Net increase in cash, cash equivalents and restricted cash	22,595	985,244
Cash, cash equivalents and restricted cash at beginning of the period	4,243,657	4,081,585

Cash, cash equivalents and restricted cash at end of the period	4,266,252	5,066,829

Net cash used in investing activities amounted to US$3,255 million for the nine months ended September 30, 2025. This was primarily attributable to an increase in loans receivable of our credit business of US$3,355 million and purchase of property and equipment of US$351 million to support the existing operations, offset by net proceeds of US$508 million from securities purchased under agreements to resell, time deposits and liquid investment products. Net cash generated from financing activities amounted to US$618 million for the nine months ended September 30, 2025. This was primarily attributable to an increase in bank deposits of US$753 million as well as net proceeds from other funding sources related to credit business of US$122 million, offset by the cash used in repurchase of convertible notes of US$276 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely e-commerce, digital financial services and digital entertainment. The Chief Operating Decision Maker (“CODM”), comprising our senior management team, evaluates each segment’s financial performance by reviewing revenue, significant operating expenses, and segment operating income or loss. To allocate resources for each segment, the CODM evaluates these results, along with certain key operating metrics of each segment. This assessment is done regularly by monitoring each segment’s actual financial and operating performance against projections as part of the Company’s business planning and budgeting process. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2025
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Total
	$	$	$	$	$
Revenue	4,294,756	989,861	653,033	48,374	5,986,024
Less(2)
Cost of revenue	(3,025,725)	(125,669)	(224,225)	-
Sales and marketing expenses	(894,670)	(157,964)	(51,424)	-
Provision for credit losses	-	(372,283)	-	-
Other operating expenses(3)	(264,244)	(85,768)	(67,573)	(75,413)

Operating segment income (loss)	110,117	248,177	309,811	(27,039)	641,066

Unallocated expenses(4)					(165,120)

Operating income					475,946
Non-operating income, net					61,170
Income tax expense					(161,096)
Share of results of equity investees					(1,032)

Net income					374,988

	For the Three Months ended September 30, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Total
	$	$	$	$	$
Revenue	3,183,558	615,711	497,847	31,117	4,328,233
Less(2)
Cost of revenue	(2,209,057)	(91,426)	(156,043)	-
Sales and marketing expenses	(763,340)	(65,632)	(26,583)	-
Provision for credit losses	-	(210,206)	-	-
Other operating expenses(3)	(247,979)	(74,505)	(52,819)	(42,118)

Operating segment (loss) income	(36,818)	173,942	262,402	(11,001)	388,525

Unallocated expenses(4)					(186,110)

Operating income					202,415
Non-operating income, net					49,536
Income tax expense					(92,598)
Share of results of equity investees					(6,029)

Net income					153,324

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) The significant expenses categories and other income amounts align with the segmental-level information that is regularly provided to the CODM.

(3) Other operating expenses for E-commerce and Digital Entertainment include general and administrative expenses, research and development expenses and provision for credit losses, net of other operating income. Other operating expenses for Digital Financial Services include general and administrative expenses and research and development expenses, net of other operating income.

(4) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.